# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Paramount Group, Inc., CIK 0001605607
CUSIP: 69924R108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/08/2025
Amends the filing with accession number 0001140361-25-019908
Filed by CIK 0002068600
Persons authorized to receive notices and communications: Karim Malas, Saray Capital (DIFC) Limited Office C406, Burj Daman, DIFC PO Box 507197, Dubai, United Arab Emirates (C0), -, 971 4 272 8166

## Reporting persons
- Saray Value Fund SPC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,952,782; sole dispositive power 0; shared dispositive power 11,952,782; aggregate amount beneficially owned 11,952,782 (5.39% of the class)
  Comment: Calculated based on 221,919,163 shares of the Common Stock outstanding as of November 4, 2025, as reported in Paramount Group, Inc.'s proxy statement on Schedule 14A filed with the Securities Exchange Commission on November 11, 2025.
- Saray Capital (DIFC) Ltd (CIK 0002068600): type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,952,782; sole dispositive power 0; shared dispositive power 11,952,782; aggregate amount beneficially owned 11,952,782 (5.39% of the class)
  Comment: Calculated based on 221,919,163 shares of the Common Stock outstanding as of November 4, 2025, as reported in Paramount Group, Inc.'s proxy statement on Schedule 14A filed with the Securities Exchange Commission on November 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Paramount Group, Inc.
Address of issuer's principal executive offices: 1633 Broadway, New York, New York (NY), 10019
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Schedule 13D filed by the Reporting Persons with the SEC on May 20, 2025 (the "Original Schedule 13D"). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On December 8, 2025, Saray Capital delivered to the Board of Directors (the "Board") of the Issuer an offer to purchase all of the Common Stock of the Issuer not owned by the Reporting Persons and their affiliates (the "Proposal"). As disclosed in a Current Report on Form 8-K, filed by the Issuer with the U.S. Securities Exchange Commission on December 10, 2025, the Board has determined the Proposal is not reasonably likely to lead to a "Superior Proposal" for purposes of the Agreement and Plan of Merger, dated as of September 17, 2025, among the Issuer, Paramount Group Operating Partnership LP, Rithm Capital Corp. ("Rithm") and certain Rithm subsidiaries.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5.

As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 11,952,782 shares of Common Stock, representing approximately 5.39% of the outstanding shares of Common Stock, based on 221,919,163 shares of Common Stock outstanding as of November 4, 2025.

Saray SPC has (i) the sole power to vote or direct the vote of zero shares of Common Stock, (ii) the shared power to vote or direct the vote of 11,952,782 shares of Common Stock, (iii) the sole power to dispose or direct the disposition of zero shares of Common Stock and (iv) the shared power to dispose or direct the disposition of 11,952,782 shares of Common Stock.

Saray Capital has (i) the sole power to vote or direct the vote of zero shares of Common Stock, (ii) the shared power to vote or direct the vote of 11,952,782 shares of Common Stock, (iii) the sole power to dispose or direct the disposition of zero shares of Common Stock and (iv) the shared power to dispose or direct the disposition of 11,952,782 shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

Except as otherwise provided herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Signatures
- Saray Value Fund SPC: /s/ Karim Malas, Karim Malas/Chief Financial Officer (12/10/2025)
- Saray Capital (DIFC) Ltd: /s/ Karim Malas, Karim Malas/Chief Financial Officer (12/10/2025)